UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 22, 2026

VEECO INSTRUMENTS INC.

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	0-16244 (Commission File Number)	11-2989601 (IRS Employer Identification No.)

Terminal Drive, Plainview, New York 11803

(Address of principal executive offices)

(516) 677-0200

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VECO	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.  Other Events.

Update on Regulatory Approvals

As previously announced, on September 30, 2025, Axcelis Technologies, Inc., a Delaware corporation (“Axcelis”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Axcelis, Victory Merger Sub, Inc., Delaware corporation and a direct wholly owned subsidiary of Axcelis (“Merger Sub”) and Veeco Instruments Inc., a Delaware corporation (“Veeco”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Veeco, with Veeco surviving such merger as a wholly owned subsidiary of Axcelis (the “Merger”).

On January 22, 2026, the United Kingdom Investment Security Unit issued a no further action letter with respect to the Merger.

Additionally, Axcelis and Veeco, in accordance with the Merger Agreement, determined that in light of the facts and circumstances, filings are not required under the Investment Screening Law of Sweden. On January 27, 2026, Axcelis and Veeco waived (a) the condition to closing solely with respect to approval under any Investment Screening Law of Sweden having been obtained (or applicable waiting periods in connection therewith having expired) and (b) the corresponding efforts covenants solely with respect to such approval.

Axcelis and Veeco continue to cooperate with respect to the final pending regulatory approval from the State Administration for Market Regulation of the People’s Republic of China.

The completion of the Merger remains subject to other customary closing conditions, including the approval of the issuance of Axcelis common stock pursuant to the Merger Agreement by Axcelis stockholders and the adoption of the Merger Agreement by Veeco stockholders. As previously announced, each of Axcelis and Veeco have special meetings of their respective stockholders scheduled for February 6, 2026. Institutional Shareholder Services Inc. and Glass, Lewis & Co. have both recommended that Veeco stockholders vote FOR approval of the Merger and that Axcelis stockholders vote FOR approval of the issuance of Axcelis shares in connection with the Merger.

Customs Matter

Veeco shipped Laser Annealing systems to two separate customers, representing approximately $15 million in revenue, that are currently awaiting export from the Port of San Francisco pending review and processing by U.S. Customs and Border Protection (“CBP”) and the Bureau of Industry and Security (“BIS”) within the U.S. Department of Commerce, prior to delivery to customers in China. The products were shipped prior to December 31, 2025, and legal title, risk of loss, and control of the products have been transferred to the customers.  Despite satisfying the conditions to seek payment for these products under the applicable letters of credit, as a customer accommodation, Veeco has not sought payment for these shipments while the products are held by CBP and may not seek collection if products are ultimately not cleared for export.

At this time, given the uncertainty, Veeco has not recognized this related revenue because Veeco cannot make the determination that it is probable that no significant reversal of revenue will occur when the uncertainty is subsequently resolved. Veeco will continue to evaluate the probability that the U.S. Government will allow the exports through the filing date of its financial results for the year ended December 31, 2025. If, prior to the issuance of the financial statements, it becomes probable that the U.S. Government will allow the exports, Veeco expects to be able to recognize the revenue for the two shipments for the year ended December 31, 2025. However, if the uncertainty is not resolved prior to the issuance of the financial statements, Veeco may not be able to recognize the revenue for these two shipments for the year ended December 31, 2025.

Failure to recognize the approximately $15 million of revenue associated with these shipments would cause Veeco’s revenue to fall below its previously communicated revenue and earnings per share guidance ranges for the quarter ended December 31, 2025. Veeco is actively working with BIS and the customers’ freight brokers, who are in contact with CBP, to resolve the review and secure the release of the shipments to Veeco’s customers; however, Veeco can provide no assurances whether the uncertainty will be resolved and revenue will be recognized for these two shipments prior to the issuance of the financial statements for the year ended December 31, 2025, or at all.

Additional Information About the Potential Transaction and Where to Find It

In connection with the proposed transaction, Axcelis and Veeco prepared, and Axcelis filed with the SEC, a registration statement on Form S-4 (File No. 333-292008) that includes a joint proxy statement/prospectus with respect to shares of Axcelis’ common stock to be issued in the transaction (the “joint proxy statement/prospectus”). Each of Axcelis and Veeco may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that Axcelis or Veeco may file with or furnish to the SEC. The definitive joint proxy statement/prospectus has been mailed to stockholders of Axcelis and Veeco. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus, and other documents containing important information about Axcelis, Veeco and the proposed transaction, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by Axcelis will be available free of charge on Axcelis’ website at investor.axcelis.com or by contacting Axcelis’ Investor Relations department by email at Relations@axcelis.com. Copies of the documents filed with or furnished to the SEC by Veeco will be available free of charge on Veeco’s website at ir.veeco.com or by contacting Veeco’s Investor Relations department by email at Investorrelations@veeco.com.

Participants in the Solicitation

Axcelis, Veeco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Axcelis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Axcelis’ proxy statement for its 2025 annual meeting of stockholders, which was filed with or furnished to the SEC on March 31, 2025. Information about the directors and executive officers of Veeco, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Veeco’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 20, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements included in this document, and any related oral statements, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Statements in this document other than historical facts, such as statements pertaining to: (i) the resolution of the matter described under “Customs Matter” above and the revenue recognition in connection therewith, (ii) future industry demand for semiconductors and wafer fabrication equipment; (iii) future development of regulatory landscape; (iv) Axcelis’ or Veeco’s market position for the future; (v) forecasts of financial measures for future periods; (vi) long-term financial targets and underlying assumptions; (vii) the future investment plan for research and development, technology and infrastructure; (viii) future shareholder returns; and (ix) potential synergies or other benefits of a potential transaction between Axcelis and Veeco, are forward-looking statements.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

These forward-looking statements are based on current information and assumptions and involve a number of risks and uncertainties, including relating to obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the proposed transaction, the expected timing of the proposed transaction and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or to complete the proposed transaction on anticipated terms and timing; negative effects of the announcement of the proposed transaction; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the proposed transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the proposed transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the proposed transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on Axcelis’, Veeco’s or the combined company’s relationships with suppliers, customers, employees and regulators; and demand for the combined company’s products. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: economic, political and social conditions in the countries in which Axcelis and Veeco, their respective customers and suppliers operate; disruption to Axcelis’ and Veeco’s respective manufacturing facilities or other operations, or the operations of Axcelis’ and Veeco’s respective customers and suppliers, due to natural catastrophic events, health epidemics or terrorism; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; Axcelis’, Veeco’s and the combined company’s ability to timely develop new technologies and products that successfully anticipate or address changes in the semiconductor industry; Axcelis’, Veeco’s and the combined company’s ability to maintain their respective technology advantage and protect their respective proprietary rights; Axcelis’, Veeco’s and the combined company’s ability to compete with new products introduced by their respective competitors; Axcelis’, Veeco’s and the combined company’s ability or the ability of their respective customers to obtain U.S. export control licenses for the sale of certain products or provision of certain services to customers in China.

For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this Current Report on Form 8-K, please refer to Axcelis’ most recent Annual Report on Form 10-K and Veeco's most recent Annual Report on Form 10-K, and other subsequent filings with the SEC made by Axcelis and/or Veeco. Unless required by law, we assume no obligation to, and do not currently intend to, update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

February 2, 2026	VEECO INSTRUMENTS INC.

	By:	/s/ Kirk Mackey
	Name:	Kirk Mackey
	Title:	Vice President, General Counsel